Exhibit 99.1

BIT Mining Limited Announces Unaudited Financial Results

for the Second Quarter ended June 30, 2023

AKRON, Ohio, August 18, 2023/PRNewswire/—BIT Mining Limited (NYSE: BTCM) (“BIT Mining,” “the Company,” “we,” “us,” or “our company”), a leading technology-driven cryptocurrency mining company, today reported its unaudited financial results for the second quarter ended June 30, 2023.

Cryptocurrency Business Progress

BIT Mining has four primary business segments: self-mining, mining pool, data center operation, and mining machine manufacturing. The Company is pursuing its development strategy to focus on cryptocurrency mining operations globally.

Mining Machine Manufacturing

We continue to invest in the research and development of the next generation of 7nm BTC mining machines. Together with our strategic ally, Chain Reaction, a semiconductor company focused on disruptive blockchain and privacy hardware, we are producing next-generation BTC mining systems. Our system design team continues to work on ASIC validation while completing the hash board to increase hash rates. We expect to optimize the hardware and software design as well as have the mining machine’s first engineering prototype sample by September 2023.

Self-mining

As of today, the total hash rate capacity of our DOGE/LTC mining machines in operation is approximately 31,607.3 GH/s. For the three months ended June 30, 2023, we produced 29.4 million DOGE and 16,027 LTC from our DOGE/LTC cryptocurrency mining operations and recognized revenue of approximately US$3.6 million.

Due to declines in cryptocurrency markets since the second half of 2022, we have suspended the operation of certain types of BTC mining machines. Considerable uncertainty persists in the market despite this quarter’s modest recovery and narrow growth in cryptocurrency asset prices. Facing this current environment, we remain determined to improve our quality and efficiency. As of today, the total hash rate capacity of our BTC mining machines in operation is approximately 50.9 PH/s. For the three months ended June 30, 2023, we produced 22.6 BTC from our BTC cryptocurrency mining operations and recognized revenue of approximately US$0.6 million. We also recognized revenues of approximately US$0.4 million from our ETC and other cryptocurrency mining operations.

Mining Pool

Supported by the growth in cryptocurrency prices in the second quarter of 2023, our mining pool business revenue increased from US$60.0 million for the three months ended March 31, 2023, to US$65.9 million for the three months ended June 30, 2023.

Data Center Operation – Power Outage at Ohio Mining Site

During the second quarter of 2023, our 82.5 megawatt space (the “82.5 Megawatt Space”) in the Ohio Mining Site recognized approximately $3.6 million in service fee revenue, representing a sequential decrease of 39.0% compared with the first quarter of 2023, primarily due to the power outage discussed below.

From April 24, 2023, to May 26, 2023, the Ohio Mining Site experienced a continuous power outage. The outage from April 24, 2023, to April 28, 2023, was caused by the utility company serving the Ohio Mining Site (the “Utility Company”) temporarily suspending electricity supply to the Ohio Mining Site for maintenance purposes. The outage after the completion of maintenance was caused by our service provider, Viking Data Centers LLC (“VDC”), failing to timely settle charges with the Utility Company. VDC was responsible for settling such charges on a regular basis, per our relevant agreements. VDC failed to pay the Utility Company in a timely manner despite our paying VDC on time for our portion of the electricity bills. After being made aware of this incident, we worked closely with VDC and the Utility Company to resolve this problem. On May 26, 2023, the electricity supply to the Ohio Mining Site was restored.

We continue to monitor this situation with VDC and urge them to rectify the management of the electricity supply. Furthermore, we reserve all of our rights under our Restructuring and Spin-Off Agreement with VDC, as well as our claims under other relevant agreements.

In the wake of the negative impact of the power outage at the Ohio Mining Site, the Company is also actively seeking potential alternative locations other than Akron, Ohio. On June 26, 2023, the Company entered into a hosting services agreement with Texas-based Lonestar Dream Inc. for 13 megawatts of power capacity (the “Texas Mining Site”). Currently, we have about 3,600 DOGE/LTC mining machines operating at the Texas Mining Site.

"We are delighted to share that for the second quarter of 2023, both our top- and bottom-line results continued to improve quarter-over-quarter. Despite ongoing uncertainties and operational challenges, we resolutely executed our strategy and successfully capitalized on the ongoing recovery in the cryptocurrency market," said Xianfeng Yang, CEO of BIT Mining. "Furthermore, we continued to drive progress in our mining machine business’ collaboration with Chain Reaction on the development of our next-generation 7nm BTC mining machine, and are on track to complete hardware and software design optimization as well as produce an engineering prototype sample by September 2023. Meanwhile, our diversified revenue streams strategy propelled revenue growth in the mining pool business, which also benefited from the strengthening cryptocurrency prices in the second quarter of 2023. Looking ahead, we will remain dedicated to enhancing efficiency, upgrading our mining machine technology and expanding our industry presence while creating shareholder value through sustained innovation."

Second Quarter 2023 Highlights

•	Revenues were US$74.1 million for the second quarter of 2023, representing a sharp decrease of US$121.4 million from US$195.5 million for the second quarter of 2022 and an increase of US$1.2 million from US$72.9 million for the first quarter of 2023. Revenues during the second quarter of 2023 were primarily comprised of US$65.9 million in revenue contribution from the mining pool business.

•	Operating loss was US$1.5 million for the second quarter of 2023, representing a significant decrease of US$19.0 million from US$20.5 million for the second quarter of 2022 and a decrease of US$4.5 million from US$6.0 million for the first quarter of 2023.

•	Non-GAAP operating loss[1] was US$1.5 million for the second quarter of 2023, as compared with non-GAAP operating loss of US$17.8 million for the second quarter of 2022 and non-GAAP operating loss of US$5.2 million for the first quarter of 2023.

•	Net loss attributable to BIT Mining was US$0.9 million for the second quarter of 2023, as compared with net loss attributable to BIT Mining of US$18.2 million for the second quarter of 2022 and net loss attributable to BIT Mining of US$4.9 million for the first quarter of 2023.

•	Non-GAAP net loss[1] attributable to BIT Mining was US$1.2 million for the second quarter of 2023, as compared with non-GAAP net loss attributable to BIT Mining of US$15.6 million for the second quarter of 2022 and non-GAAP net loss attributable to BIT Mining of US$4.2 million for the first quarter of 2023.

•	Basic and diluted losses per American Depositary Share (“ADS”)[2] attributable to BIT Mining Limited for the second quarter of 2023 were US$0.08.

•	Non-GAAP basic and diluted losses per ADS[2] attributable to BIT Mining Limited for the second quarter of 2023 were US$0.11.

1 Non-GAAP financial measures exclude the impact of share-based compensation expenses, impairment of property and equipment, changes in fair value of contingent considerations, and changes in fair value of derivative instruments. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in the table at the end of this release.

2 The Company changed the ratio of ADSs to its Class A ordinary shares (the “ADS Ratio”), par value US$0.00005 per share, from the former ADS Ratio of one (1) ADS to ten (10) Class A ordinary shares, to the current ADS Ratio of one (1) ADS to one hundred (100) Class A ordinary shares (the “ADS Ratio Change”). The ADS Ratio Change was effective at the start of trading on December 23, 2022.

Second Quarter 2023 Financial Results

Revenues

Revenues were US$74.1 million for the second quarter of 2023, representing a sharp decrease of US$121.4 million or 62.1% from US$195.5 million for the second quarter of 2022 and a slight increase of US$1.2 million or 1.6% from US$72.9 million for the first quarter of 2023. The year-over-year decrease was mainly attributable to lower cryptocurrency asset prices in the second quarter of 2023 as compared with the overall prices in the second quarter of 2022. The sequential increase was mainly attributable to recovery in the cryptocurrency asset market and higher cryptocurrency asset prices in the second quarter of 2023 as compared with the first quarter of 2023. Revenues were mainly comprised of US$65.9 million from the mining pool business, US$4.6 million from the self-mining business, and US$3.6 million from the data center business.

Operating Costs and Expenses

Operating costs and expenses were US$78.0 million for the second quarter of 2023, representing a sharp decrease of US$124.7 million or 61.5% from US$202.7 million for the second quarter of 2022, and a slight decrease of US$0.9 million or 1.1% from US$78.9 million for the first quarter of 2023.

Cost of revenue was US$72.9 million for the second quarter of 2023, representing a sharp decrease of US$123.0 million or 62.8% from US$195.9 million for the second quarter of 2022 and a slight increase of US$1.2 million or 1.7% from US$71.7 million for the first quarter of 2023. The year-over-year decrease was mainly attributable to (i) a significant decrease of US$112.4 million in cost for the allocation to pool participants associated with the mining pool business, (ii) a decrease of US$5.0 million in depreciation and amortization expense, and (iii) a decrease of US$4.6 million in direct production costs related to data center service. The sequential increase was mainly due to (i) an increase of US$5.9 million in cost for the allocation to pool participants associated with the mining pool business, which was partially offset by (ii) a decrease of US$5.1 million in direct production costs related to data center service, including the reduction in power cost due to the power outage at the Ohio Mining Site in April and May 2023. Cost of revenue was comprised of the direct cost of revenue of US$70.0 million and depreciation and amortization of US$2.9 million. The direct cost of revenue mainly included direct costs relating to (i) the mining pool business of US$65.2 million, (ii) the data center business of US$3.6 million, and (iii) the cryptocurrency mining business of US$1.2 million.

Sales and marketing expenses were US$0.1 million for the second quarter of 2023, representing a decrease of US$0.1 million or 50.0% from US$0.2 million for the second quarter of 2022 and unchanged from the first quarter of 2023.

General and administrative expenses were US$4.6 million for the second quarter of 2023, representing a decrease of US$0.9 million or 16.4% from US$5.5 million for the second quarter of 2022 and a decrease of US$1.9 million or 29.2% from US$6.5 million for the first quarter of 2023. The year-over-year decrease was mainly due to (i) a decrease of US$1.2 million in share-based compensation expenses associated with fewer share options granted to the Company’s directors and employees in the second quarter of 2023, which was partially offset by (ii) an increase of US$0.3 million in consulting expenses related to the production of the Company’s LD4 DOGE/LTC mining machine. The sequential decrease was mainly due to (i) a decrease of US$2.4 million in consulting expenses related to the completion of the Company’s LD4 DOGE/LTC mining machine mass production, which was partially offset by (ii) an increase of US$0.6 million in legal and compliance consulting expenses.

Service development expenses were US$0.3 million for the second quarter of 2023, representing a decrease of US$0.8 million or 72.7% from US$1.1 million for the second quarter of 2022 and a decrease of US$0.3 million or 50.0% from US$0.6 million for the first quarter of 2023. The year-over-year decrease was mainly due to a decrease of US$0.6 million in staff costs and benefits as a result of a decrease in headcount.

Net (Loss) Gain on Disposal of Cryptocurrency Assets

Net gain on disposal of cryptocurrency assets was US$3.9 million for the second quarter of 2023, representing an improvement of US$10.8 million from a loss of US$6.9 million for the second quarter of 2022 and an increased gain of US$2.0 million from a gain of US$1.9 million for the first quarter of 2023, by using first-in-first-out (“FIFO”) to calculate the cost of disposition during the second quarter of 2023.

Impairment of Cryptocurrency Assets

Impairment of cryptocurrency assets was US$1.7 million for the second quarter of 2023, representing a decrease of US$3.2 million from US$4.9 million for the second quarter of 2022 and an increase of US$0.1 million from US$1.6 million for the first quarter of 2023, mainly due to provisions for impairment of cryptocurrency assets held as a result of fluctuations in cryptocurrency prices.

Impairment of Property and Equipment

Impairment of property and equipment was nil for the first and second quarters of 2023 and was US$0.8 million for the second quarter of 2022, which was mainly due to the provision for impairment of mining machines in Kazakhstan.

Operating Loss

Operating loss was US$1.5 million for the second quarter of 2023, compared with operating loss of US$20.5 million for the second quarter of 2022 and operating loss of US$6.0 million for the first quarter of 2023.

Non-GAAP operating loss was US$1.5 million for the second quarter of 2023, compared with non-GAAP operating loss of US$17.8 million for the second quarter of 2022 and non-GAAP operating loss of US$5.2 million for the first quarter of 2023. The year-over-year decrease in non-GAAP operating loss was mainly due to (i) a decrease of US$10.8 million in net loss on disposal of cryptocurrency assets, (ii) a decrease of US$3.2 million in impairment of cryptocurrency assets, and (iii) an increase of US$1.6 million in gross profit of the cryptocurrency business, which was mainly attributable to higher cryptocurrency prices compared to the corresponding reporting period. The sequential decrease in non-GAAP operating loss was mainly due to (i) a decrease of US$2.4 million in consulting expenses related to the completion of the Company’s LD4 DOGE/LTC mining machine mass production and (ii) an increase of US$2.0 million in net gain on disposal of cryptocurrency assets, which was mainly attributable to higher cryptocurrency prices compared to the corresponding reporting period.

Net Loss Attributable to BIT Mining

Net loss attributable to BIT Mining was US$0.9 million for the second quarter of 2023, compared with net loss attributable to BIT Mining of US$18.2 million for the second quarter of 2022 and net loss attributable to BIT Mining of US$4.9 million for the first quarter of 2023. The year-over-year decrease in net loss attributable to BIT Mining and the sequential decrease in net loss attributable to BIT Mining were mainly due to the reasons mentioned above.

Non-GAAP net loss attributable to BIT Mining was US$1.2 million for the second quarter of 2023, compared with non-GAAP net loss attributable to BIT Mining of US$15.6 million for the second quarter of 2022 and non-GAAP net loss attributable to BIT Mining of US$4.2 million for the first quarter of 2023. Both the year-over-year decrease and the sequential decrease in non-GAAP net loss attributable to BIT Mining were mainly due to the reasons mentioned above.

Cash and Cash Equivalents, Restricted Cash and Short-term Investment

As of June 30, 2023, the Company had cash and cash equivalents of US$4.6 million, restricted cash3 of US$0.1 million, compared with cash and cash equivalents of US$4.6 million, restricted cash of US$0.1 million, and short-term investment4 of US$2.4 million as of March 31, 2023.

Cryptocurrency Assets

As of June 30, 2023, the Company had cryptocurrency assets of US$14.7 million in aggregate, which is the U.S. dollar equivalent of 210 BTC, 90.3 million DOGE, 10,030 LTC, and various other cryptocurrency assets, including those generated from its mining pool and cryptocurrency mining businesses.

3 Restricted cash represents deposits in merchant banks yet to be withdrawn.

4 Short-term investment represents fixed coupon notes with original maturities of greater than three months but less than a year.

About BIT Mining Limited

BIT Mining (NYSE: BTCM) is a leading technology-driven cryptocurrency mining company, with a long-term strategy to create value across the cryptocurrency industry. Its business covers cryptocurrency mining, mining pool, data center operation and mining machine manufacturing. The Company owns the world's top blockchain browser BTC.com and the comprehensive mining pool business operated under BTC.com, providing multi-currency mining services including BTC, ETC, DOGE and LTC. The Company also owns a 7-nanometer cryptocurrency mining machine manufacturer, Bee Computing, enabling the Company’s self-efficiency through vertical integration with its supply chain.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “target”, “going forward”, “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

About Non-GAAP Financial Measures

As a supplement to net loss, we use the non-GAAP financial measure of adjusted net loss which is U.S. GAAP net loss as adjusted to exclude the impact of share-based compensation expenses, impairment of property and equipment, changes in fair value of contingent considerations, and changes in fair value of derivative instruments. All adjustments are non-cash and we believe they are not reflective of our general business performance. This non-GAAP financial measure is provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of our current financial performance and prospects for the future. This non-GAAP financial measure should not be considered in addition to or as a substitute for or superior to U.S. GAAP net loss. In addition, our definition of adjusted net loss may be different from the definition of such term used by other companies, and therefore comparability may be limited.

For more information:

BIT Mining Limited

ir@btcm.group

ir.btcm.group

www.btcm.group

The Piacente Group, Inc.

Brandi Piacente

Tel: +1 (212) 481-2050

Email: BITMining@thepiacentegroup.com

BIT Mining Limited
Condensed Consolidated Balance Sheets
(Amounts in thousands of U.S. dollars ("US$"), except for number of shares)
 (Unaudited)

	December 31, 2022	June 30, 2023
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	5,448	4,561
Restricted cash	126	129
Short-term investment	2,360	-
Accounts receivable	4,120	4,130
Prepayments and other current assets	8,310	14,288
Cryptocurrency assets	14,972	14,745
Total current assets	35,336	37,853

Non-current assets:
Property and equipment, net	27,220	28,581
Intangible assets, net	3,314	2,672
Deposits	2,387	2,460
Long-term investments	8,049	6,398
Right-of-use assets	4,135	3,523
Long-term prepayments and other non-current assets	6,363	661
Total non-current assets	51,468	44,295

TOTAL ASSETS	86,804	82,148

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	23,425	25,755
Accrued payroll and welfare payable	819	598
Accrued expenses and other current liabilities	5,155	4,589
Income tax payable	73	75
Operating lease liabilities - current	1,367	1,209
Total current liabilities	30,839	32,226

Non-current liabilities:
Operating lease liabilities - non-current	2,837	2,331
Total non-current liabilities	2,837	2,331

TOTAL LIABILITIES	33,676	34,557

Shareholders' equity:
Class A ordinary shares, par value US$0.00005 per share; 1,599,935,000 shares authorized as of December 31, 2022 and June 30, 2023; 1,063,813,210 and 1,111,232,210 shares issued and outstanding as of December 31, 2022 and June 30, 2023, respectively	54	54
Class A preference shares, par value US$0.00005 per share; 65,000 shares authorized as of December 31, 2022 and June 30, 2023; 65,000 shares issued and outstanding as of December 31, 2022 and June 30, 2023	-	-
Class B ordinary shares, par value US$0.00005 per share; 400,000,000 shares authorized as of December 31, 2022 and June 30, 2023; 99 shares issued and outstanding as of December 31, 2022 and June 30, 2023	-	-
Additional paid-in capital	620,807	621,561
Treasury shares	(21,604)	(21,604)
Accumulated deficit and statutory reserve	(542,169)	(548,020)
Accumulated other comprehensive loss	(3,960)	(4,400)
Total shareholders' equity	53,128	47,591

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	86,804	82,148

BIT Mining Limited
Condensed Consolidated Statements of Comprehensive Loss
(Amounts in thousands of U.S. dollars (“US$”),
 except for number of shares, per share (or ADS) data)
(Unaudited)

	Three Months Ended			Six Months Ended
	June 30, 2022	March 31, 2023	June 30, 2023	June 30, 2022	June 30, 2023
	US$	US$	US$	US$	US$
Revenues	195,519	72,872	74,065	492,197	146,937

Operating costs and expenses:
Cost of revenue	(195,948)	(71,708)	(72,943)	(483,852)	(144,651)
Sales and marketing expenses	(180)	(135)	(131)	(339)	(266)
General and administrative expenses	(5,515)	(6,474)	(4,634)	(12,364)	(11,108)
Service development expenses	(1,077)	(556)	(328)	(2,184)	(884)
Total operating costs and expenses	(202,720)	(78,873)	(78,036)	(498,739)	(156,909)
Other operating income	21	1	209	276	210
Government grant	9	-	-	9	-
Other operating expenses	(612)	(302)	-	(1,515)	(302)
Net (loss) gain on disposal of cryptocurrency assets	(6,916)	1,881	3,923	(2,057)	5,804
Impairment of cryptocurrency assets	(4,947)	(1,557)	(1,697)	(12,620)	(3,254)
Changes in fair value of contingent considerations	-	-	-	1,247	-
Impairment of property and equipment	(836)	-	-	(836)	-
Operating loss	(20,482)	(5,978)	(1,536)	(22,038)	(7,514)
Other income, net	22	90	317	554	407
Interest income	34	40	2	106	42
Interest expense	(44)	-	-	(218)	-
(Loss) gain from equity method investments	(1)	931	8	151	939
Changes in fair value of derivative instruments	-	-	275	-	275
Loss before income tax	(20,471)	(4,917)	(934)	(21,445)	(5,851)
Income tax benefits	-	-	-	-	-
Net loss	(20,471)	(4,917)	(934)	(21,445)	(5,851)
Less: Net loss attributable to noncontrolling interests	(2,259)	-	-	(2,955)	-
Net loss attributable to BIT Mining Limited	(18,212)	(4,917)	(934)	(18,490)	(5,851)
Other comprehensive (loss) income
Foreign currency translation (loss) gain	(1,163)	210	(650)	(902)	(440)
Other comprehensive (loss) income, net of tax	(1,163)	210	(650)	(902)	(440)
Comprehensive loss	(21,634)	(4,707)	(1,584)	(22,347)	(6,291)
Less: Comprehensive loss attributable to noncontrolling interests	(2,407)	(130)	-	(3,056)	(130)
Comprehensive loss attributable to BIT Mining Limited	(19,227)	(4,577)	(1,584)	(19,291)	(6,161)

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	725,833,560	1,075,002,062	1,111,232,309	717,955,865	1,093,318,465
Diluted	725,833,560	1,075,002,062	1,111,232,309	717,955,865	1,093,318,465

Losses per share attributable to BIT Mining Limited-Basic and Diluted
Net loss	(0.03)	(0.00)	(0.00)	(0.03)	(0.01)

Losses per ADS* attributable to BIT Mining Limited-Basic and Diluted
Net loss	(2.51)	(0.46)	(0.08)	(2.58)	(0.54)

* American Depositary Shares, which are traded on the NYSE. Each ADS represents ten Class A ordinary shares of the Company.

Losses per ADS have been retrospectively adjusted for the ADS Ratio Change from the former ADS Ratio of 1 ADS to 10 Class A ordinary shares, to the current ADS Ratio of 1 ADS to 100 Class A ordinary shares, effective on December 23, 2022

BIT Mining Limited
Reconciliation of non-GAAP results of operations measures to the nearest comparable GAAP measures
(Amounts in thousands of U.S. dollars (“US$”),
except for number of shares, per share (or ADS) data)
(Unaudited)

	Three Months Ended			Six Months Ended
	June 30, 2022	March 31, 2023	June 30, 2023	June 30, 2022	June 30, 2023
	US$	US$	US$	US$	US$
Operating loss	(20,482)	(5,978)	(1,536)	(22,038)	(7,514)
Adjustment for share-based compensation expenses	1,807	754	-	4,474	754
Adjustment for impairment of property and equipment	836	-	-	836	-
Adjustment for changes in fair value of contingent considerations	-	-	-	(1,247)	-
Adjusted operating loss (non-GAAP)	(17,839)	(5,224)	(1,536)	(17,975)	(6,760)

Net loss attributable to BIT Mining Limited	(18,212)	(4,917)	(934)	(18,490)	(5,851)
Adjustment for share-based compensation expenses	1,807	754	-	4,474	754
Adjustment for impairment of property and equipment	836	-	-	836	-
Adjustment for changes in fair value of derivative instruments	-	-	(275)	-	(275)
Adjustment for changes in fair value of contingent considerations	-	-	-	(1,247)	-
Adjusted net loss attributable to BIT Mining Limited (non-GAAP)	(15,569)	(4,163)	(1,209)	(14,427)	(5,372)

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	725,833,560	1,075,002,062	1,111,232,309	717,955,865	1,093,318,465
Diluted	725,833,560	1,075,002,062	1,111,232,309	717,955,865	1,093,318,465

Losses per share attributable to BIT Mining Limited (non-GAAP)-Basic and Diluted
Net loss (non-GAAP)	(0.02)	(0.00)	(0.00)	(0.02)	(0.00)

Losses per ADS* attributable to BIT Mining Limited (non-GAAP)-Basic and Diluted
Net loss (non-GAAP)	(2.15)	(0.39)	(0.11)	(2.01)	(0.49)

* American Depositary Shares, which are traded on the NYSE. Each ADS represents ten Class A ordinary shares of the Company.

Losses per ADS have been retrospectively adjusted for the ADS Ratio Change from the former ADS Ratio of 1 ADS to 10 Class A ordinary shares, to the current ADS Ratio of 1 ADS to 100 Class A ordinary shares, effective on December 23, 2022